Inergy, L.P.

Inergy Finance Corp.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

April 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy, L.P.

Registration Statement on Form S-4

Filed February 16, 2011

File No. 333-172313

Dear Mr. Owings:

Set forth below are the responses of Inergy, L.P., a Delaware limited partnership (“Inergy”), Inergy Finance Corp., a Delaware corporation (“Finance Corp”) and the co-registrants (together with Inergy and Finance Corp, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 14, 2011, with respect to the Registration Statement on Form S-4, filed by the Registrants with the Commission on February 16, 2011, File No. 333-172313 (the “Registration Statement”) in connection with an offer to exchange up to $600 million of Inergy and Finance Corp’s 7% Senior Notes due 2018 (the “Exchange Offer”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to comments of the Staff in the Comment Letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

Securities and Exchange Commission

April 4, 2011

1.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

Concurrently with this letter, the Registrants are transmitting electronically a supplemental letter which states that the Registrants are registering the Exchange Offer in reliance on the Commission’s position contained in the above referenced no-action letters. The supplemental letter includes the representations contained in Morgan Stanley & Co. Inc. No-Action Letter (available June 5, 1991) and Shearman & Sterling No-Action Letter (available July 2, 1993).

Summary, page 1

Exchange Offer, page 2

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Registrants hereby confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Registrants hereby confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

Response:

The Registrants hereby confirm that the offer will be open at least through midnight on the twentieth business day. In response to the Staff’s comment, the Registrants have revised the disclosure on the cover page of the prospectus as well as on pages 2, 3, 15, 18, A-1 and A-4 of

Securities and Exchange Commission

April 4, 2011

the Amendment to set forth an expiration time of 12:01 a.m. The Registrants anticipate that the expiration date will be on the twenty-first business day following commencement of the Exchange Offer.

Exchange Offer, page 14

Terms of the Exchange Offer, page 15

4.	We note your statement on page 3 that “[you] will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange.” Please also state this in your Terms of the Exchange Offer section on page 15.

Response:

The Registrants acknowledge the Staff’s comment. The Registrants have revised the Registration Statement accordingly. Please see page 15 of the Amendment.

Extensions, Delays in Acceptance …, page 15

5.	You reserve the right “to delay acceptance of any old notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

The Registrants have revised the Registration Statement to clarify that the Registrants will only delay accepting old notes or terminate the Exchange Offer if any of the conditions described in the Registration Statement under the heading “Exchange Offer – Conditions to the Exchange Offer” have not been satisfied. Please see the disclosure under “Exchange Offer – Extensions, Delays in Acceptance, Termination or Amendment” on page 16 of the Amendment. The Registrants have also revised the Registration Statement to confirm that any such delay will be consistent with Rule 14e-1(c) under the Exchange Act. Please see the disclosure under “Exchange Offer – Extensions, Delays in Acceptance, Termination or Amendment” on page 16 of the Amendment.

Index to Exhibits, page II-11

6.	For each of your co-registrants, please file the exhibits required by Item 601(b)(3) of Regulation S-K.

Response:

The Registrants acknowledge the Staff’s comments. The Registrants understand that, while the express language of Item 601(b)(3) of Regulation S-K can be read to broadly require inclusion of the governing documents for each of the 19 co-registrants, the Registrants believe

Securities and Exchange Commission

April 4, 2011

that custom and practice have developed to apply the express language of Item 601(b)(2) to material governing documents required to be filed under Item 601(b)(3). Thus, to the extent that governing documents do not contain information that is material to an investment decision, or do not materially affect governance of the co-registrant, inclusion of the additional governance documents is not required. In particular, the Registrants believe that this additional information is not material to investors because Inergy has filed the governing documents for each of the material subsidiaries of Inergy (including Inergy’s primary operating subsidiaries, Inergy Propane, LLC (“Propane”) and Inergy Midstream, LLC (“Midstream”), incorporated by reference in the exhibit list of the Amendment) as determined under Rule 1-02 of Regulation S-X. Moreover, each of the other co-registrants for which Inergy has not filed governing documents (i) with the exception of IPCH Acquisition Corp., are wholly owned subsidiaries of either Midstream, Finance Corp or Propane and (ii) have substantially the same officer slate.

The Registrants supplementally advise the Staff that none of the governing documents that have not been filed materially modify the rights or obligations of Inergy, Finance Corp or the other co-registrants. The Registrants respectfully submit that in light of the nature of governing documents that have not been filed it has complied to the extent required under Item 601(b)(3) of Regulation S-K. The Registrants undertake to include footnote disclosure in the exhibit list in the Amendment to agree to supplementally furnish the omitted governing documents to the Commission upon request.

*****************

Securities and Exchange Commission

April 4, 2011

The Registrants acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing and (iii) they may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments, please contact the undersigned at 816-842-8181 or Gillian Hobson of Vinson & Elkins at 713-758-3747.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC,
its Managing General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

INERGY FINANCE CORP.

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

[Continued on next page]

INERGY PROPANE, LLC
INERGY MIDSTREAM, LLC
L & L TRANSPORTATION, LLC
INERGY TRANSPORTATION, LLC
FINGER LAKES LPG STORAGE, LLC
INERGY GAS MARKETING, LLC
INERGY STORAGE, INC.
STELLAR PROPANE SERVICE, LLC
CENTRAL NEW YORK OIL AND GAS COMPANY, L.L.C.
INERGY SALES & SERVICE, INC.
ARLINGTON STORAGE COMPANY, LLC
US SALT, LLC
LIBERTY PROPANE GP, LLC
LIBERTY PROPANE, L.P.
	By:	Inergy Propane GP, LLC,
its general partner
LIBERTY PROPANE OPERATIONS, LLC
INERGY PIPELINE EAST, LLC
TRES PALACIOS GAS STORAGE LLC
INERGY PARTNERS, LLC
IPCH ACQUISITION CORP.

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and
Chief Financial Officer

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile